SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For immediate release

For More Information Contact:

Luciana Paulo Ferreira
CSN – Investor Relations – 5511 3049-7591
luferreira@csn.com.br     www.csn.com.br

CSN ISSUES R$ 400 MILLION IN DEBENTURES IN THE DOMESTIC MARKET

(São Paulo, Brazil – December 5th, 2003) -- Companhia Siderúrgica Nacional (CSN) (NYSE-SID) informs that it has issued R$ 400 million in debentures. The operation was rated A+ (bra) – FITCH, brA – S&P and A3.br – Moody’s. The three-year transaction will bear 107% of CDI (Brazilian Interbank Rate). The proceeds will be used to provide CSN with a liquidity cushion and refinance CSN and/or its subsidiaries’ future financial liabilities.

About this transaction, Otávio Lazcano, CSN’s CFO, commented: “The demand for the paper, three times bigger than the offer, not only reflects local investors’ perception about CSN’s credit condition status, but it also allows CSN to extend its debt average maturity. The final cost of the transaction was below the yield of CSN’s papers in the secondary international market, even before fiscal effects.”

This operation marks the reopening of the Brazilian debentures market, as for over a year no private issued was placed only with institutional investors. With this issue, not only does CSN contribute to extend its indebtedness profile, but also favours domestic investors and reduces its exposure to foreign exchange variation.

Banco Pactual S.A. and BB Banco de Investimento S.A. were the lead managers in this operation. Banco Safra S.A. and Banco Fibra S.A. acted as co-managers.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,800,000 tonnes of crude steel and gross revenues of R$ 5.2 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.